Exhibit 99.16

Number: BC1291251

CERTIFICATE

OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that AYR WELLNESS INC., incorporation number C1210067, and LIBERTY HEALTH SCIENCES INC., incorporation number BC1291177 were amalgamated as one company under the name AYR WELLNESS INC. on February 26, 2021 at 08:50 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On February 26, 2021

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE